December 10, 2010

Ms. Catherine M. Walkup
Senior Counsel
Nationwide Life Insurance Company
One Nationwide Plaza, 1-09-V3
Columbus, Ohio 43215-2220

> Re: Nationwide VLI Separate Account 4: Initial Registration
>   on Form N-6 (SEC File Nos. 333-169879 & 811-08301)

Dear Ms. Walkup:

   The Staff has reviewed the above-referenced initial registration statement, which the Commission received on October 12, 2010. We have given this filing a full review; Staff comments are indicated below. Page references reflect the pages in the courtesy copy provided for our review. Item references are to the item numbers set forth in Form N-6 unless otherwise indicated.

1. *Guarantees.* Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or any of its related riders. If there are none, please include a representation in your response letter indicating that there are no such agreements and the company will be solely responsible for paying out all guarantees associated with the contract and its related riders.

2. *Cover Page*
a. Internet Link. Please confirm that the internet link provided on the cover page (www.nationwide.com) links directly to a webpage specific to the product offered through this registration. Alternatively, please provide an additional link to this information so a reader can locate the relevant material more easily.

b. State Specific Differences. Following the state availability disclaimer immediately beneath the boxed contact information, please consider adding a cross-reference to the state specific information in Appendix E.

c. Policy Purpose. The purpose of the last sentence is unclear, specifically the phrase "which may impact the level of underwriting associated with issuing the policy" in the last sentence on the cover page. If the product may be underwritten on a medical or non-medical basis depending on the corporate sponsor through which it is purchased, please say this more directly.

3. *Benefit Summary (pp. 1-2).*
a. Choice of Death Benefit Options. The term "Specified Amount" is ambiguous based on the three different specified amounts defined in the glossary (Base, Rider, and Total Specified Amount). For clarity, please use the specific defined term that applies here.

b. Riders. Where you mention that rider availability varies by state, please add a cross-reference to Appendix E on page 51.

4. *Risk Summary: Fixed Account Transfer Restrictions and Limitations (p. 3).* The reference to market adjustments for transfers to the fixed account is puzzling. If this is intended to indicate that no market value adjustment will apply to transfers *from* the fixed account to the Sub-Accounts, please move this statement to the section called "Transfers from the fixed account" instead. In that second section, the first sentence also appears to be missing some words between "limit" and "one." Please clarify.

5. *Fee Table Preamble & Related Statements (p. 4).* Please remove the statement about rounding fees from the preamble above the first table. This information only applies to certain charges and is more appropriate in a footnote to the fee(s) to which it applies. Likewise, the two sentences below the first table require appropriate context to be helpful. Please consider moving that information to Footnote 4 which already covers general information applicable to several charges listed in the periodic fee table.

6. *Transaction Fee Table: Percent of Premium Charge (p. 4).* For charges that vary by policy year, please just show the maximum charge in the fee table so the required information is clear and the presentation is not confusing. Variations for subsequent years may be shown in a footnote to the table. <u>See</u> Instruction 1(f) to Item 3 of Form N-6. In revising the Current Charge presentation, the charge information for "Policy Years beyond year 5" can be added to existing Footnote 2; a separate footnote is not necessary.

7. *Periodic Charge Table (pp. 5-6).*
a. Charge names. Please consider removing "per $1,000 of Net Amount At Risk" from the names of the first 2 charges. In both cases, the amount deducted clearly indicates that the charge is assessed per $1,000 of the Net Amount At Risk or Rider Net Amount At Risk, as applicable. Including this information in the name of the charge only makes the narrative descriptions of these fees more difficult to read. In addition, the 2nd charge is not described consistently within the table itself. It is named the "Supplemental Insurance Rider Cost of Insurance per $1,000 of Net Amount at Risk Charge." However, the charge is assessed per $1,000 of *Rider* Net Amount at Risk. The additional verbiage in the name is simply unnecessary and confusing. Likewise, consider using simpler names for the "Per $1,000 of Specified Amount Charge" and the "Supplemental Insurance Rider Per $1,000 of Specified Amount Charge." The table presentation has the same inconsistency problem, and the narratives are difficult to read for the same reasons.

b. Representative Insured. As the Cost of Insurance and Supplemental Insurance Rider Cost of Insurance charges vary by sex, please include the gender in the description of the representative insured.

8. *Fund Operating Expense Table (p. 6).* Please confirm to the Staff that the Total Fund Operating Expenses table for the portfolio companies includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

9. *Fixed Investment Option (p. 8).* Please indicate whether Registrant will provide notice to contractowners prior to exercising the right to limit fixed account allocations to no more than 25% of Cash Value or changing interest crediting rates at a time other than the beginning of a calendar quarter. Also, for clarity, please consider revising the bold sentence at the end of this section to reflect the potential impact of other general account claims. The parallel sentence in the Enhancement Benefit section on page 14 would be a good template to follow.

10. *Variable Investment Options (pp. 8-9).* Please add language explaining the statement "[t]hese distribution arrangements may be exclusive or non-exclusive." What does this mean to purchasers of this contract and why is this information relevant? Also, please indicate how a contractowner can obtain, free of charge, prospectuses for the underlying funds in which the sub-accounts invest. Alternatively, cross-reference the prospectus section where this is disclosed.

11. *Transfers Among & Between the Policy Investment Options (pp. 10-11).* The market timing disclosure on page 10 states that contractowners may be restricted to submitting transfer instructions via U.S. mail under certain circumstances. However, the disclosure under "Submitting a Transfer Request" does not clearly identify the procedure for providing instructions through any other form of communication. It merely states, '[w]e *may* also allow you to use other methods of communication that we deem acceptable, such as fax or computer data feed." (emphasis added.) If instructions may be submitted by telephone, fax or electronically, please describe the procedure more specifically. Is there a specific weblink or email address that may be used? Can a contractowner give transaction instructions by phone, and if so, to whom at what number? How can a contractowner find out if other options are available? Explain.

12. *Use of the Policy & Policy Owner and Beneficiaries (pp. 11-12).* Registrant's cover letter specifically states that this product "is intended to be sold to individuals associated or affiliated with a business or corporation (hence, they [sic] will be individually owned)." However, the disclosure in the sections named above mentions corporate owners and describes the rights of contingent owners and beneficiaries if "the policy owner ... ceases to be in existence." Please reconcile the disclosure and the information in the cover letter filed with the registration statement.

13. *Purchasing a Policy: Initial Premium Payment (pp. 12-13).* Per Item 7(a)(1) of Form N-6, the prospectus must disclose the minimum initial premium required to purchase the contract. The current disclosure only states that the minimum initial premium payment is shown on the Policy Data Page of the contract. Please include this information in the prospectus itself as required by Item 7(a)(1).

14. *Premium Payments (p. 13).* Please explain what Target Premium is, how it is determined, and how it applies to the premium payments contractowners must make to keep the policy in force. This information should provide a context for a reader to understand the narrative description of the percent of premium charge.

15. *Cash Value and Loan Interest (pp. 13-14, 22).* Per Item 10(c), the prospectus must disclose the amount of interest credited to the Contract in connection with the loaned amount, and not just the interest charged on the loan. The current disclosure states only that "[a]mounts in the policy loan account will accrue and be credited daily interest at a guaranteed rate no less than the stated interest crediting rate shown on your Policy Data Page." Please include this information in the prospectus itself as required by Item 10(c).

16. *Enhancement Benefit (p. 14).* The function of the Enhancement Benefit is confusing. Please explain it more clearly. Is the Enhancement Benefit discretionary? For prior corporate products with a similar enhancement, Registrant's counsel has described the benefit as an amount calculated to compensate for previously deducted fees that have reduced the policy value so it no longer corresponds to the amount of deferred compensation the contract is intended to fund. Is this Enhancement Benefit intended to serve a similar purpose? If so, please revise the disclosure so it explains the relationship between the value of the benefit and the purpose for which it is designed. Consider adding more explanatory disclosure similar to the middle three paragraphs of the Enhancement Benefit narrative in Registrant's Next Generation Corporate Variable Universal Life® product (SEC No. 333-137202).

17. *Right of Conversion (pp. 14-15).* The first and last bullet points appear inconsistent with each other. For example, if transfers out of the fixed account are prohibited, how can full and partial surrenders "continue to be available after your request for conversion, subject to the same terms applicable prior to the request for conversion?" Likewise, the last bullet states that loans will continue subject to the same terms as before. However the 2nd bullet point says the policy's Cash Value (which includes value in the loan account) will be credited with the fixed account's interest rate. Please reconcile all inconsistencies between the narrative descriptions of the various features of the product and the bullet points explaining how conversion affects them.

18. *Reports and Illustrations (p. 15).* It is not clear whether Registrant is offering the eDelivery program or not. If the program is being offered, please describe the procedures involved including the consent required to participate. If the program is not available at this time, please remove the related disclosure.

19. *Supplemental Insurance Rider (pp. 16-17).* Please provide more details about the procedures for annual renewal of an existing Supplemental Insurance Rider. How does a contractowner renew coverage annually? Is renewal guaranteed or will the insured be required to confirm eligibility each year? The disclosure states that the benefit for this rider is term life insurance on the Insured, and related disclosure on page 20 states that the same death benefit option applies for both the rider and the base policy. Is there a relationship between the lower net amount at risk associated with the rider and the Death Benefit amount? If so, please describe that relationship in practical terms. If the rider's lower net amount at risk has a proportional affect on charges but no corresponding proportional effect on the total death benefit payment, say this and explain why it would matter to a contractowner.

20. *Percent of Premium Charge (pp. 17-18).* The first sentence of this section refers to "acquisition costs." Please describe this expense in plain English rather than using an industry term of art. Please make the corresponding changes wherever else this term appears (*e.g*., the narrative description of the Cost of Insurance Charge).

21. *Illustration Charge (p. 18).* If the Illustration charge is assessed for illustration requests in excess of 10 per year, please revise the current charge in the fee table. The current charge should reflect the amount currently assessed for the 11th illustration request in a year. Registrant may include a footnote indicating that no charge is assessed for the first 10 illustrations requested in a 12 month period.

22. *Cost of Insurance Charge (p. 18).* Please provide a more complete explanation of how the cost of insurance charge is calculated based on the cost of insurance rate, amount at risk, and any other applicable factors. Consider moving the SAI's 4 sentence description of Net Amount at Risk to the prospectus for context. The relationship between the Base and Supplemental Insurance Rider Net

Amounts at Risk and the Cost of Insurance Charge is not clear from the description of the charge. Also, in the paragraph discussing non-medical underwriting, please revise the first sentence to clarify that the cost of insurance rates for *healthy* individuals may be higher than they would be for a medically underwritten policy. See Item 5(a), Instruction 2. Finally, please add disclosure explaining the circumstances in which the cost of insurance rates could change as contemplated in the last paragraph of this section.

23. Rider Charges: (pp. 19-20).
a. *Format.* Is there a reason the sub-heading for "Supplemental Insurance Rider Cost of Insurance Charge" is underlined and "Supplemental Insurance Rider Per $1,000 of Specified Amount Charge" is not? If so, the distinction is unclear. If not, please use a consistent format for all of the sub-headers this section.

b. *Death Benefit Calculations with the Supplemental Insurance Rider.* Please provide a cross-reference to the disclosure describing the various minimum death benefit requirement tests. Currently, there is nothing indicating where a reader can find context for understanding sub-paragraph (2) in the first paragraph under this heading.

24. Partial Surrender & Preferred Partial Surrenders (p. 23). Please indicate how contractowners will know whether Registrant will permit more than one partial surrender per year. Will all contractowners be subject to the same limitations? Please provide additional disclosure explaining the procedures that apply.

25. Death Benefit Options (p. 24). Please provide a practical summary of the general circumstances in which each death benefit may be more advantageous than the alternative options.

26. The Maximum Death Benefit (p. 25). The procedures that apply to Registrant's decision to exercise its right to limit the Death Benefit to the maximum value(s) are not clearly described. Will Nationwide notify contractowners before the forced partial surrender described here? Will the decision apply to all contractowners? If not, on what basis will this decision be made? Please supplementally explain to the staff the statement, "[t]here is no action you can take to prevent a forced partial surrender." If a contractowner who selected Death Benefit Option One or Two changed to Death Benefit Option Three, why would this change still result in a forced surrender?

27. Payment of Policy Proceeds (p. 26). Please prominently state that policy Proceeds will be held on deposit in an interest-bearing account with Registrant or an affiliate in the absence of a written request for a lump sum payment. Use bold typeface for this disclosure or some other method of highlighting this information in a significant way. Also, in supplementary correspondence filed on EDGAR, please provide the authority for holding policy Proceeds on deposit instead of sending a lump sum payment within 7 days after Registrant has received due proof of death.

28. Nationwide Life Insurance Company (pp. 31-31). In supplementary EDGAR correspondence, please provide a representation stating that there is no reason Nationwide is ineligible for the exemption under Rule 12h-7 of the Securities Exchange Act of 1934.

29. Appendix E: State Variations (pp.). The New York section states that the "Additional (insurance) Protection Rider is not currently approved for sale as of the date of this prospectus." If this is intended to refer to the Supplemental Insurance Rider, please use the appropriate rider name. Otherwise, please delete this reference.

30. Back Cover Page. If any information other than the Statement of Additional Information is incorporated by reference, please state this per Item 1(b)(2) and the related instruction.

31. Other Required Disclosure, Exhibits, and Representations. Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and
- the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products